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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No.    1   )*

                          OPTA FOOD INGREDIENTS, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                   0006838N1
                                (CUSIP Number)

              Pierre de Saint Phalle, Esq., Davis Polk & Wardwell
   450 Lexington Avenue, New York, New York 10017, Tel. No.: (212) 450-4525 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                July 25, 1996
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ].

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not require only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of he class of securities described in Item 1; and (2) has filee no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reportibg person's initial filing on this form with respect to the subject class of securities, and for ant subsequent amendment containing information which alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act f 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 0006838N1         |             | Page    2   of    9   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    |                                                                    |
|    |Gartmore Investment Limited                                         |
|____|IRS Identification No.: None - Foreign Company_____________________ |
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | Not applicable                                                     |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    | United Kingdom                                                     |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 503,740                                       |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | 0                                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 503,740                                       |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    | 24,700                                        |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 528,440                                                            |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 4.8%                                                               |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    | IA                                                                 |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

Item 1.  Security and Issuer.
               This statement relates is the Common Stock, $0.01 par value per share (the "Shares"), of Opta Food Ingredients, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 25 Wiggins Avenue, Bedford, Mass. 01730

Item 2.  Identity and Background.

               This statement is being filed by Gartmore Investment Limited ("GIL"). GIL is hereinafter sometimes called the "Reporting Person". The shares covered by this Schedule 13D are beneficially owned by Pensionenfonds Voor De Rustpensionen Van Het Statutair Personeel Van De N.V. Van Publiiek Recht Belgacom/Fonds De Pension Pour Les Pensions De Retraite Du Personnel Statutair De Belgacom S. A. De Droit Public ("Belgacom"), Bank Saudi Fransi Global Emerging Markets Fund ("BSF"), Gartmore American Emerging Growth Fund ("EG"), Gartmore American Emerging Companies Strategy Fund ("ECS"), Gartmore American Fund ("GAF"), Gartmore Capital Strategy Limited North America Fund ("NA"), Gartmore Capital Strategy Limited Global Equity Fund ("GE"), Gartmore Capital Strategy Limited US Smaller Companies Equity Fund ("SC"), Gartmore Global Managed Fund ("GM"), Julius Meinl Investment Gesellschaft - MBH Wall Street Capital Account ("Meinl"), Mitsubishi Trust A/C 8435 ("Mitsubishi"), Ontario Public Service Employers Union Pension Plan Trust Fund ("OPSEU"), WNA Inc. ("WNA") and Yasuda A/C 8072 ("Yasuda"); GIL acts as investment adviser to each of these clients except Belgacom, BSF and OPSEU, of which Gartmore Capital Management Limited, its affiliate, acts as adviser and GIL, as sub-adviser.

               (i) GIL. GIL is organized under the laws of England. Its principal place of business is located at Gartmore House, P.O. Box 65, 16-18 Monument Street, London EC3R 8QQ England. GIL is an investment advisor, which, together with its subsidiaries, provides investment advice and management services to certain non-U.S. investment funds and trusts.

               The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of GIL are as follows:

               Roger Bartley, Director; address: c/o GIL, Gartmore House, 16-18 Monument Street, London E3CR 8QQ England; principal occupation: executive director of GIL; citizenship: British.

               Michael John Bishop, Director; address: c/o GIL, Gartmore House, P.O. Box 65, 16-18 Monument Street, London EC3R 8QQ England; principal occupation: executive director of GIL; citizenship: British.

               Andrew Jonathan Brown, Director; address: c/o GIL, Gartmore House, P.O. Box 65, 16-18 Monument Street, London EC3R 8QQ England; principal occupation: executive director of GIL; citizenship: British.

               Andrew Fleming, Director; address: c/o GIL, Gartmore House, 16-18 Monument Street, London E3CR 8QQ England; principal occupation: executive director of GIL; citizenship: British.

               Nicholas Henderson, Director; address: c/o GIL, Gartmore House, 16-18 Monument Street, London E3CR 8QQ England; principal occupation: executive director of GIL; citizenship: British.

               Helen Marsden, Director; address: c/o GIL, Gartmore House, 16-18 Monument Street, London E3CR 8QQ England; principal occupation: executive director of GIL; citizenship: British.

               Lewis John McNaught, Director; address: c/o GIL, Gartmore House, P.O. Box 65, 16-18 Monument Street, London EC3R 8QQ England; principal occupation: executive director of GIL; citizenship: British.

               Paul Myners, Chairman; address: c/o GIL, Gartmore House, P.O. Box 65, 16-18 Monument Street, London EC3R 8QQ England; principal occupation: executive director of GIL; citizenship: British.

               Sally Tennant, Director; address: c/o GIL, Gartmore House, 16-18 Monument Street, London E3CR 8QQ England; principal occupation: executive director of GIL; citizenship: British.

               David Walter Watts, Director; address: c/o GIL, Gartmore House, P.O. Box 65, 16-18 Monument Street, London EC3R 8QQ England; principal occupation: executive director of GIL; citizenship: British.

               Thomas Jeremy Willoughby, Secretary and Director; address:
c/o GIL, Gartmore House, P.O. Box 65, 16-18 Monument Street, London EC3R 8QQ England, principal occupation: executive director of GIL; citizenship:
British.
               GIL declares that the filing of this statement shall not be construed as our admission that GIL is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

               (ii) During the last five years, neither GIL, nor to its knowledge, any of the persons listed on Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
               Not Applicable.

Item 4.  Purpose of Transaction.

               The Shares were acquired for investment purposes only. The Reporting Persons may continue to make purchases for investment purposes in the future if they deem it appropriate; however, they do not currently have any plans to make any additional purchases.

               Neither GIL nor any person named in Item 2 of this statement has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Schedule 13D
Item 4.

Item 5.  Interest in Securities of the Issuer.

               There is set forth below a listing of all shares owned by the Reporting Person and, in each case, the nature of their beneficial ownership:

Belgacom                               4,550 Shares (0.04%)

BSF                                    2,700 Shares (0.02%)

EG                                     45,000 Shares (0.04%)

ECS                                    307,500 Shares (2.8%)

GAF                                    20,000 Shares (0.2%)

NA                                     22,490 Shares (0.2%)

GE                                     11,000 Shares (0.1%)

SC                                     9,000 Shares (0.1%)

GM                                     19,000 Shares (0.2%)

Meinl                                  20,000 Shares (0.2%)

Mitsubishi                             4,700 Shares (0.04%)

OPSEU                                  35,000 Shares (0.3%)

WNA                                    7,500 Shares (0.01%)

Yasuda                                 20,000 Shares (0.2%)

               The Shares may be deemed beneficially owned by both the Funds and GIL, although GIL disclaims such beneficial ownership. GIL has the sole power to vote and to dispose of Shares owned by each Fund except Mitsubishi and Yasuda; it has shared power to dispose and no power to vote Shares held by these.

               Belgacom sold 2250 Shares at $7.875 on July 18, 1996 ($17,718.75). ECS sold 32,500 Shares at $7.7019 on July 25, 1996
($250,311.75), 2500 Shares at $8 on July 28, 1996 ($20,000) and 5000 Shares
at $8 on July 29, 1996 ($40,000).  BSF sold 1,000 shares at $7.7675 on July
17, 1996 ($7,737.50).

Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

               To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding or proxies.

Item 7.  Material to be Filed as Exhibits.
               None.


                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:                September 4, 1996

Signature:           Gartmore Investment Limited



                     By:_________________________
Name/Title:                Kenneth H. Chase
                           Attorney-in-Fact